The Dolan Company

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota 55402

January 29, 2013

Securities and Exchange Commission Ms. Jennifer Thompson Accounting Branch Chief 100 F Street NE Washington, D.C. 20549	BY EDGAR AND E-MAIL

RE:	The Dolan Company

Form 10-K for the Year Ended December 31, 2011

Filed March 9, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 2, 2012

Form 8-K Filed November 2, 2012

File No. 1-33603

Dear Ms. Thompson:

Set forth below are responses from The Dolan Company (the “Company” or “we”) to your letter dated December 28, 2012 (“Comment Letter”), relating to the Company’s Form 10-K for the year ended December 31, 2011, which we filed on March 9, 2012 (“Form 10-K”), Form 10-Q for the Quarterly Period Ended September 30, 2012, which we filed on November 2, 2012 (“Form 10-Q”), and Form 8-K which we filed on November 2, 2012 (“Form 8-K”). The Company’s responses correspond to the captions, headings and paragraph numbers of those comments in the Comment Letter (which are reproduced in italics below).

Form 10-K for the Year Ended December 31, 2011

Financial Statements, page 63

Note 8. Intangible Asset, page 86

Goodwill and Indefinite-Lived Intangible Assets, page 86

1.	We note that your $8.2 million balance of indefinite-lived intangible assets consists of trademarks and domain names associated with the Barrett-NDEx and DataStream acquisitions. We have the following comments:

•	Please provide us a detailed listing of your indefinite-lived assets as of December 31, 2011.

•	Please tell us why you believe these assets are indefinite-lived. Refer to ASC 350-30-35-4 through 35-5 and 350-30-55.

•

For each indefinite-lived intangible asset, please describe to us in detail your process for evaluating the remaining useful life in each reporting period after the acquisitions to determine whether events and circumstances continue to support an indefinite useful life. Refer to ASC 350-30-35-16.

Company response:

Our indefinite-lived intangible assets consist of two sets of assets, of which $6.5 million represents the value of our NDeX trademarks and domain names acquired in 2008 and $1.7 million represents the value of DataStream trademarks and domain names acquired in 2010.

As of December 31, 2011, the two Barrett-NDeX trademarks were “NDeX,” which was federally registered in 2008, and “Default.net,” which was federally registered in 2006. Of the two, we ascribe the vast majority of the $6.5 million in value to the NDeX trademark. The NDeX trademark is and has been nationally promoted since 2006, and the marketplace recognizes NDeX as being associated with our market-leading services and technologies in the mortgage default processing industry. The trademark “Default.net” is used to brand our software case management system used for Texas, California, Georgia, and Nevada, which has been nationally promoted with our mortgage servicer clients. The list of Barrett –NDeX domain names as of December 31, 2011 is attached as Exhibit A. These domain names have been used in connection with the promotion and function of the NDeX business, and they support the $6.5 million valuation. As stated, by far the most valuable asset in this set is the NDeX trademark.

Our NDeX business is a recognized market leader in the mortgage default processing industry. While historically high mortgage default volumes have declined nationwide from the peak experienced in 2009, mortgage defaults will always occur in the future as they are an inherent component of the residential lending industry. Therefore, as a market leader in the industry, we expect default processing to continue to generate significant cash flows for us for the foreseeable future. As stated above, NDeX is a federally registered trademark and has been registered since 2008. The life of this trademark is perpetual so long as we keep using it in commerce. We have the intent and believe we have the ability to continuously renew this trademark. Similarly, the life of our NDeX-related domain names is perpetual and we intend to continue to renew our key NDeX-related domain names.

As of December 31, 2011, the trademarks for the DataStream business were: “DataStream Content Solutions,”, “Regulatory Impact,”, “Legislative Impact, “DSCS,”, “Potomac Publishing Company,” and “TraceMining”. All of these are federally registered marks. Additionally DataStream had and continues to have common law trademark rights in the mark “Health Librarian.” These DataStream trademarks have been used to identify and distinguish successful national products and flagship platforms which continue to be sold and marketed. DataStream has been a leader in the government information industry and a strategic partner of major providers of government information and the U.S. House of Representatives since the late 1990’s. The DataStream trademarks are federally registered with a perpetual life so long as we continue to use them in commerce. We have the intent and believe we have the ability to continuously renew these trademarks. Additionally, as of December 31, 2011, our DataStream business had the following domain names: “dscs.com”, “potomacpub.com”, “potomacpublishing.com”, and “healthalbum.net”. As with NDeX above, these domain names support the $1.7 million in value ascribed to this set of assets, but the primary value remains in the trademarks. We intend to continue to renew our key DataStream domain names as well.

Our NDeX and DataStream trademarks and domain names have no legal, regulatory, contractual, competitive, economic, or other factors which limit the use of the intangible assets. Our intention is to use these assets for the foreseeable future. There is no foreseeable limit to the expected future cash flows and we expect both to contribute to our cash flows indefinitely.

In accordance with ASC 350-30-35-16, we evaluate the fair value of our NDeX and DataStream trademarks and domain names annually, or more frequently if impairment indicators are present, to determine whether events or circumstances have occurred which may result in a reconsideration of the established indefinite useful life. Our NDeX and DataStream trademarks and domain names do not have legal, regulatory, contractual, competitive, economic, or other restrictions which limit their use to a finite period.

For the past two years, due to depressed operating results of the mortgage default processing services segment, we performed impairment tests on NDeX’s indefinite-lived assets and goodwill. In 2011 and in the third quarter of 2012, we performed impairment tests on the trademarks and domain names, using the relief from royalty method to calculate the fair value of the individual assets. As part of this analysis, we determined that the NDeX trademark was not impaired and that it continues to have an indefinite life.

We also considered any events or changes in legal, regulatory, contractual, competitive, and economic conditions to determine if a finite life should be considered. No such triggering events or changes were identified that caused us to believe that the useful lives should be adjusted to a finite term. Our process for identifying triggering events includes a review of the historical operating results and cash flows associated with the trademarks and domain names. Inquiries and discussions with our executive and business unit managers were conducted to further identify any such events. These inquiries resulted in no events or circumstances which lead us to believe there was impairment on these assets or that the useful lives of these assets were finite.

Finite-Lived Intangible Assets, page 87

2.	We note that you have an amortization period of 2-15 years for customer lists/relationships and a 15-25 year amortization period for long-term service contracts. Please tell how you determined these useful lives and why you believe they are appropriate. In doing so, please provide your analysis of the factors in ASC 350-30-35-3.

Company response:

We determined the estimated useful lives of our customer lists/relationships and long term-term service contracts at the time of the relevant acquisitions using the provisions of ASC 350-30-35-3 to determine the period over which these assets were expected to contribute directly to our cash flows. Each acquired customer list/relationship and long-term services contract is a unique asset with differing characteristics, requiring us to establish a unique amortization period for each of these intangible assets. We considered how we expected to use the asset and the expected useful life of other assets to which the useful life of the intangible relates. As we typically do when we acquire intangible assets in connection with acquisitions, we engaged outside valuation experts to assist us in determining the fair value. After receiving such valuation analyses, we then determine the appropriate useful lives of our intangible assets. We conducted such valuations in connection with substantially all of our $90.6 million of customer lists/relationships and $101.2 million of long-term services contracts at December 31, 2011.

These valuations, which we prepared contemporaneously with the relevant transactions, confirmed our determination that a reasonable estimate of the remaining useful life of our customer lists/relationships was 2-15 years. Our outside valuation experts used a multi-period excess earnings approach. The 2 – 15 year life represented the cumulative period over which approximately 90%—95% of the present value of the projected cash flows that each individual asset was expected to produce. The customer lists/relationships generally do not have any legal, regulatory or contractual terms which serve to limit or extend the useful lives. We also considered our entity specific factors noting no differences between market participants and our situation.

In determining the appropriate lives for our long-term service agreements, we considered the provisions of ASC 350-30-35-3, and concluded that the initial contract terms (which were between 15 – 25 years) was the most appropriate factor to consider. The initial contractual term reflects the period over which we expect these intangible assets will contribute directly to our cash flows

We also considered the contractual terms of each long-term services agreement. These services agreements do contain renewal provisions; however the initial contractual term was determined to be most appropriate period over which cash flows would be generated, as while the renewal is expected, it is not certain.

We also considered the expected effect on the cash flows generated by the assets as a result of future changes in the mortgage default industry, primarily the potential impact of “obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment and expected changes in distribution channels)” as required by ASC 350-30-35-3 (e). While there have been changes in the mortgage default industry in recent years, we have determined that these factors have not resulted in a change to the estimated useful lives of these assets.

After carefully reviewing and considering these and other factors, we believed that the initial contractual term was the appropriate useful life for each long-term services agreement as it most accurately reflects the expected period over which the asset will contribute to our cash flows. We review our determinations of the lives of our intangible assets as conditions in our business change and will update the life of this asset when appropriate or, if required, record an impairment charge.

Note 10. Long-Term Debt, Capital Lease Obligation, page 89

3.	We note that your senior secured debt facility has several conditions, including negative covenants, customary events of defaults and financial covenants requiring compliance as of the last day of any fiscal quarter. We further note this agreement was amended subsequent to year end. Please tell us whether you were in compliance with your covenants at December 31, 2011. If the amendments subsequent to year end provided a waiver or cured your default, please disclose this fact. Furthermore, if you were in default of your covenants at year end, please tell us how you considered whether the debt should be classified as current. Refer to ASC 470-10-45-1.

Company response:

We were in compliance with the covenants contained in our senior secured debt credit facility at December 31, 2011.

Note 17. Reportable Segments, page 94

4.	We note that your litigation support services reportable segment consists of discovery management and document review services through DiscoverReady LLC and appellate services through Counsel Press, LLC. Please tell us whether DiscoverReady LLC and Counsel Press, LLC are operating segments under ASC 280-10-50-1. If they are operating segments that you have aggregated into one reportable segment under ASC 280-10-50-11, please provide us with your detailed analysis supporting aggregation. If you concluded that these are two operating segments for which aggregation is appropriate, please disclose this in future filings. Refer to ASC 280-10-50-21(a).

Company response:

We consider DiscoverReady (including the acquired ACT operations) and Counsel Press to be one operating segment, litigation support services. Neither DiscoverReady nor Counsel Press are operating segments individually as defined in ASC 280-10-50-1 as their discrete operating results are not regularly reviewed by our chief operating decision maker, Jim Dolan, our CEO. Although DiscoverReady and Counsel Press individually engage in business activities and discrete financial information is available, the financial information is combined in the monthly reporting package provided to Mr. Dolan. The individual operating results of DiscoverReady and Counsel Press are not regularly reviewed by Mr. Dolan. He regularly reviews the operating results of business information, mortgage default processing services and litigation support services, and does not review information below the level of these reportable segments. We believe this is warranted because the two businesses are closely related with both providing outsourced litigation services to corporate legal departments and law firms across the nation using market-leading technology, processes and expertise.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Note 8. Assets Held for Sale and Discontinued Operations, page 14

5.	We note on page 20 that on October 10, 2012, you entered into a Master Settlement Agreement with James E Albertelli, P.A. where you sold Albertelli certain assets. We also note that the Master Settlement Agreement includes a payment plan for amounts owed to you by Albertelli and includes a long-term license of your Veritas processing software. We further note in your Form 8-K filed on October 10, 2012, that you have restructured your NDeX Florida operations in order to provide your proprietary technology to the Albertelli law firm in consideration for licensing fees and other financial considerations. We have the following comments:

•	Please tell us which assets were sold to Albertelli on October 10, 2012, and whether they represent the assets held for sale of $370 thousand at September 30, 2012.

•

You state on page 20 that you will not have significant continuing involvement after October 10, 2012. Given the long-term licensing of your software in exchange for licensing fees and other financial considerations, tell us why you believe the cash flows of NDeX Florida operations have been eliminated from your ongoing operations and why you believe you do not have significant continuing involvement in the operations after the disposal transaction. Refer to ASC 205-20-45-1.

•

Please tell us the amount Albertelli owed to you when the Master Settlement Agreement was entered into and provide us with a summary of the significant terms of the payment plan. Please explain to us how this arrangement does not qualify as having significant continuing involvement in the operations after the disposal transaction.

Company response:

On October 10, 2012, we sold our NDeX Florida operations to James E. Albertelli, P.A. Along with the sale of the assets, the Master Settlement Agreement terminated our Services Agreement with James E. Albertelli, P.A. (“James Albertelli”) and the Services Agreement with The Albertelli Firm, P.C. (“The Albertelli Firm”, collectively, “Albertelli”) and the Payment Agreement with James Albertelli dated November 15, 2011. The NDeX Florida assets consisted of $150 thousand of computer equipment and $220 thousand of accounts receivable, which totaled the $370 thousand reported as assets held for sale at September 30, 2012. The computer equipment was sold to James Albertelli and the $220 thousand represented the net receivable we expected to receive from Albertelli. While the accounts receivable were not sold, we chose to include them with the assets held for sale due to the immaterial amount.

We considered the provisions of ASC 205-20-45-1 and determined the operations of the disposal group, NDeX Florida, met the criteria for reporting as discontinued operations in the third quarter of 2012. Specifically, in accordance with the provision, the disposal group was reported under discontinued operations because the disposal group’s operations and cash flows were eliminated as a result of the sale and there was no direct continuing involvement.

After the transition of our internally developed software, Veritas, to James Albertelli’s technology platform, which was expected to occur within 90 days or less from the date of sale, we had no involvement in Albertelli’s business. At that point, we had no further obligations (service or maintenance) to support Veritas.

There also was no continuing involvement in the operations of the disposal group after the sale beyond the 90-day software transition period. We considered the guidance provided by ASC 205-20-55 regarding direct and indirect cash flows and believe that the cash flows associated with this activity were indirect even during the 90-day transition period and therefore do not constitute significant continuing involvement.

On October 10, 2012, the date of sale, the net amount due from Albertelli was $10.5 million. The significant terms of the payment plan require James Albertelli to make monthly principal payments of $208 thousand for the accounts receivable and $10 thousand for the Veritas software license over four years. However, due to the currently difficult business situation for foreclosure service providers in Florida and Albertelli’s recent failures to pay us (see below), we determined it was probable we would be unable to collect any amount beyond the initial October payment; accordingly we reduced the carrying amount of amounts due from Albertelli to its expected net realizable value of $220 thousand. The cash flows we expected to receive from Albertelli going forward were due to past events. Therefore, we determined this arrangement did not qualify as having significant continuing involvement in the operations after the disposal.

6.	We note that you committed to a plan of action to sell your NDeX Florida operations during the third quarter of 2012 and terminated the services agreement with The Albertelli Firm, P.C. We further note that as part of sale, you recorded the operations of NDeX Florida as discontinued operations and recorded a $10.0 million charge to bad debt expense within discontinued operations. Please tell us the events or changes in circumstances that led you to record the bad debt expense during the third quarter of 2012 rather than earlier in 2012 or in prior years. In doing so, please clearly explain why you believed the receivables were collectible prior to the third quarter of 2012 and what changed in the third quarter to result in your determination that these amounts were uncollectible.

Company response:

In the third quarter of 2012 there were events that occurred and circumstances that existed which led us to believe the amounts due from Albertelli were not fully collectible. Based on the terms in our Payment Agreement with James Albertelli dated November 15, 2011, James Albertelli agreed to make monthly installment payments against the payable balance of $1.0 million in each of November and December 2011, $1.2 million per month from January through June 2012, and $1.4 million per month from July through December 2012. As of September 30, 2012, we received a partial payment of approximately $1.0 million from James Albertelli for the payment due July 31, and had not received any portion of the payment due August 31. Thus, in accordance with the terms in the Payment Agreement, James Albertelli was deemed to be in default, a discrete event which prompted us to reserve for a significant portion of the receivable. We also had not received, and never did receive, the payment due September 30, 2012. Subsequent to the receivable being in default, we began negotiations to terminate the Service Agreements with James Albertelli and The Abertelli Firm and to sell the key assets to James Albertelli. This sale ultimately occurred on October 10, 2012. These events and circumstances that occurred in the third quarter of 2012 led us to believe the amounts due from Albertelli were impaired.

We note that Albertelli was making full payment on the monthly amounts due, and was complying with the terms of the Payment Agreement through the quarter ended June 30, 2012. Therefore, the circumstances that led us to record the bad debt expense did not exist prior to the third quarter of 2012 and we believed the amounts due from Albertelli were fully collectible prior to the third quarter of 2012.

Form 8-K Filed November 2, 2012

Exhibit 99

7.	Your presentation of the non-GAAP measure cash earnings per diluted share appears to be a per share non-GAAP liquidity measure prohibited by Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available at our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please either remove this measure in future filings or tell us why you believe it is permissible.

Company response:

We provide cash earnings per diluted share as a measure of our operating performance, not as a measure of our liquidity. We believe cash earnings per share is a helpful measure of our performance because it excludes certain non-cash items that do not require recurring cash expenditures. We also believe this measure provides meaningful per-share supplemental information for our investors to consider when evaluating our performance and trends in our business on a consistent basis for different periods of time in comparison to many of our peer companies in our industries because it removes from our operating results certain non-cash expenses that many of our peers do not incur at all or at similar times to us, or that are otherwise unique to our business.

In particular, we exclude amortization expense related to our intangible assets from our cash earnings measure because we believe this is helpful to our investors in comparing our performance with our peers, many of whom have not grown as significantly through acquisitions as we have. Since the formation of our predecessor company in 1992, we have completed over 70 acquisitions and our intangible assets (most of which we acquired since 2003) accounted for over 67% of our total consolidated assets at September 30, 2012, resulting in high levels of amortization expense. Accordingly, our relatively higher levels of amortization expense make comparisons of our operating performance with peer companies less meaningful.

We exclude from our cash earnings measure other non-cash items of income or expense that inhibit a clear evaluation of our operating results from period to period. These items include fair value adjustments on earnouts recorded in connection with acquisitions, and impairments of long-lived assets and goodwill. We then include in our cash earnings measure adjustments to income tax expense related to the above reconciling items at the appropriate then-in-effect tax rate. We believe that excluding these items from our cash earnings measure helps investors receive a clearer picture of our operating performance by eliminating items relating to unique non-cash events, such as the impairment of intangible assets or the fair value adjustments of potential earnout payments. These events can often cause dramatic changes in our reported operating results. For example, during the third quarter of 2012, we recorded $151.6 million in impairment charges that resulted in a loss from continuing operations of $100.2 million for the quarter. Conducting a relevant comparison of our operating results for the third quarter of 2012 to prior periods was not possible without excluding these one-time charges. In addition, since our peer companies often exclude items similar to those that we exclude from their non-GAAP disclosure or do not experience these events at the same time as our Company, excluding these items from our cash earnings measure allows investors to more easily compare our performance to our peers companies’ performance in any given period.

We also exclude non-cash compensation expense from our cash earnings measure. This expense relates to stock options and shares of restricted stock that we have granted and the amount of this expense is driven, in part, by the number of stock options and shares of restricted stock we have granted over time, our assumptions and estimates about forfeiture rates for these options and shares of restricted stock as well as the volatility of our stock, the term of the options and restricted stock granted and their grant date fair value, all of which may differ from similar data for our peer companies. Because of this, our non-cash compensation expense may differ significantly from many of our peer companies, making such comparisons less meaningful.

Further, we believe that accounting for our redeemable non controlling interests which are not redeemable at fair value has made comparisons of our net income per diluted share and other GAAP measures with peer companies, many of which do not have redeemable noncontrolling interests, even more difficult because we are required to record the net change of the redemption value of our redeemable noncontrolling interests which are not redeemable at fair value in our calculation of our GAAP earnings per diluted share.

In addition to the reasons described above, we provide cash earnings per diluted share because we believe it is useful for our investors to view the Company and our performance as management does. We budget for cash earnings and cash earnings per diluted share, and for the reasons described above, we compare our actual performance relative to that budget to gauge the changes and trends in our operations over different reporting periods. In addition, we also use cash earnings and cash earnings per diluted share for incentive compensation purposes. For example, the incentive compensation for each of our named executive officers is based in part on achieving a cash earnings per diluted share target.

Analysts that cover our Company consistently use cash earnings (and cash earnings per diluted share) in evaluating our performance and provide these metrics in their financial models and projections. Investors have told us that these metrics are helpful and that they use them to evaluate and compare our performance with our peers. In fact, many of our investors and the analysts who cover us originally suggested that we consider providing cash earnings (and cash earnings per diluted share) to evaluate our performance.

Finally, our practice of providing cash earnings per diluted share is consistent with the practice of other companies in our industry who provide non-GAAP performance measures on a per-share basis.

We have reviewed and carefully considered Question 102.05 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in responding to this comment as well as ASR 142, specifically Section 202.04. We do not believe that ASR 142 prohibits the use of a non-GAAP financial measure of operating performance on a per share basis if the measure is clearly defined and reconciled to GAAP. Rather, we believe it specifically prohibits cash flow per share and that it merely recommends that reporting companies avoid per share data other than those relating to net income, net assets and dividends as such measures may mislead investors or are not otherwise relevant. We also read ASR 142 as being concerned with per share metrics based on liquidity measures and other GAAP measures that do not directly inure to a stockholders’ benefit.

8.	We note the disclosure at the top of the first page of your press release of net income and diluted earnings per share excluding impairment and other one-time charges. Please be advised these are non-GAAP measures and must comply with Item 10(e) of Regulation S-K. If you wish to present these measures in future filings, please identify these measures as non-GAAP measures, provide a reconciliation to the most comparable GAAP measure, disclose the reasons why you believe these non-GAAP measures provide useful information to investors and, if applicable, disclose how management uses these non-GAAP measures. Furthermore, please be advised that any per share non-GAAP performance measures should be reconciled to GAAP earnings per share.

Company response:

We will comply with the foregoing comment in future filings where it includes any non-GAAP financial measures.

Acknowledgement

In connection with responding to the Comment Letter, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Vicki J. Duncomb

Vicki J. Duncomb

Vice President and Chief Financial Officer

cc:	Renee Jackson, Vice President and General Counsel
Morgan Burns, Faegre Baker Daniels LLP
Alyn Bedford, Faegre Baker Daniels LLP

EXHIBIT A

Domain Names

americanprocessingexchange.com

bbwcdf.com

bdf-lawgroup.biz

bdf-lawgroup.com

bdf-lawgroup.net

bdfairgroup.com

bdfdefault.com

bdfdefault.net

bdflaw.net

bdflawgroup.com

bdflawgroup.net

bdflawoffice.com

bdflawoffice.net

bdflawoffices.com

bdflawoffices.net

bdfllp.com

bdfte.biz

bdfte.com

bdfte.info

bdfte.net

bdfte.org

bdfte.us

bdftw.com

bdftw.net

default-net.com

defaultnet.net

defaultpostings.com

defaultstar.com

kaygeebee.com

marginthief.com

natdefexchange.com

nationaldefaultexchange.com

nationdefaultexchange.com

ndex.biz

ndex.bz

ndex.info

ndexconsulting.com

ndexgateway.com

ndexgroup.com

ndexholdings.com

ndexlpm.com

ndexparent.com

ndexservices.com

ndextechnology.com

ndextitle.com

ndextitleservices.com

ndextrustee.com

ndexwest.biz

ndexwest.bz

ndexwest.com

ndexwest.net

ndexwest.org

ndexwest.us

ndx.bz

texasforeclosurelist.net

texasforeclosurelisting.net

titlestarforeclosurelist.com